[MANHATTAN BANCORP LETTERHEAD]

April 19, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn:  Mr. Timothy Geishecker

Re:                               Manhattan Bancorp — Registration Statement on Form SB-2
File No. 333-140448

Dear Mr. Geishecker:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 P.M., Pacific Time (3:00 P.M. Eastern Time), on Thursday, April 19, 2007, or as soon thereafter as possible.

We acknowledge the following:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commisson or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied Sates.

Sincerely,

/s/ Jeffrey M. Watson

Jeffrey M. Watson
President and Chief Executive Officer